UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 30, 2026, Oculis Holding AG announced the resignation of Lionel Carnot from the Board of Directors. The press release is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: September 30, 2026	By:
Sylvia Cheung Chief Financial Officer